Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]



A subsidiary of            Aldwych House                  Tel:  +44 207 611 8960
Stolt-Nielsen S.A          71-91 Aldwych                  Fax:  +44 207 611 8965
                           London WC2B 4HN                www.stolt-nielsen.com
                           United Kingdom




NEWS RELEASE
                                                 Contacts: Richard M. Lemanski
                                                           USA 1 203 625 3604
                                                           rlemanski@stolt.com

                                                           Reid Gearhart
                                                           USA 1 212 922 0900
                                                           rgearhart@dgi-nyc.com

                                                           Valerie Lyon
                                                           UK 44 20 7611 8904
                                                           vlyon@stolt.com


                Stolt-Nielsen S.A. Raises $104 Million of Equity
               in a Private Placement with Institutional Investors


London, England - January 21, 2004 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) said today that it has agreed to sell 7.7 million Common Shares, with an aggregate gross value of $104 million via a private placement to non-affiliated institutional investors. The Common Shares, which are currently held in treasury, were priced at 92.75 Norwegian Kroner per share (approximately $13.50 per share at current exchange rates), which was the bid price of the Company's Common Shares on the Oslo Stock Exchange at the market close on January 20, 2004.

The Company also announced that it may consider various other actions to address its remaining capital requirements, as part of the overall restructuring plan that it expects to complete in the first half of this year. These actions may include a subsequent rights issue of up to 3.0 million Common Shares, asset sales, and/or the refinancing of certain outstanding debt.

Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA, said, "We are actively pursuing a number of options to enhance the Company's financial flexibility and believe that this sale of equity represents an important step toward our goal of improving SNSA's balance sheet and restoring the Company's financial strength whilst allowing retention of its key strategic assets."

In line with normal settlement practices, the sale will close on January 26, 2004. Upon completion of the issuance, the Company will have 62.6 million shares outstanding.

The net proceeds from the private placement sale to institutions are expected to be used for (i) repayment of existing maturing debt, (ii) working capital, and
(iii) general corporate purposes.

Stolt-Nielsen's 63.5% owned subsidiary, Stolt Offshore S.A. announced on January 15, 2004 that Stolt Offshore will raise up to $150 million through a conditional Private Placement of $100 million

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and Subsequent Issue of up to $50 million. Additionally, Stolt-Nielsen has the option to convert into Stolt Offshore Common Shares up to $50 million of subordinated debt it is owed by Stolt Offshore. Stolt-Nielsen's Class B Shares in Stolt Offshore would be converted to Stolt Offshore Common Shares. It is likely that upon completion of these transactions, Stolt Offshore will no longer be a majority owned subsidiary of Stolt-Nielsen.

The securities to be sold to institutional investors have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.


About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63.5 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services.
 Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.


Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our existing indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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